

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $CDN)

GOLDCORP TO ACQUIRE EXETER RESOURCE CORPORATION

Vancouver, British Columbia, March 28 2017 – GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company") and Exeter Resource Corporation ("Exeter") (TSX: XRC, NYSE-MKT: XRA, Frankfurt: EXB) are pleased to announce that they have entered into a definitive arrangement agreement (the "Agreement") pursuant to which Goldcorp has agreed to acquire, by way of a plan of arrangement (the "Arrangement"), all of the issued and outstanding shares of Exeter. The total consideration offered for all of the outstanding shares of Exeter is approximately $247 million (on a fully diluted basis).

Under the Arrangement, each common share of Exeter will be exchanged for 0.12 of a common share of Goldcorp. Based on the closing price of Goldcorp's common shares on the Toronto Stock Exchange on March 27, 2017, the Arrangement values each Exeter share at $2.58. The consideration received by Exeter shareholders represents a premium of 67% based on Goldcorp's and Exeter's closing prices on the Toronto Stock Exchange on March 27, 2017 and a premium of 60% based on Goldcorp's and Exeter's 20-day volume-weighted average share prices on the Toronto Stock Exchange for the period ending March 27, 2017. The number of Goldcorp shares to be issued under the Arrangement will be approximately 10.6 million based on the issued and outstanding shares of Exeter as of the announcement date, but will be subject to adjustment depending on the number of Exeter options that may be exercised prior to the completion of the Arrangement. As part of the Arrangement, all Exeter stock options that are outstanding will be exercisable for Goldcorp shares based on the share exchange ratio for the remainder of their original term.

Exeter's primary asset is the 100%-owned Caspiche project ("Caspiche") located in the Maricunga mineral belt in Chile, approximately 10 kilometers to the north of the Cerro Casale project. Caspiche is a gold-copper porphyry system with an oxide gold zone on surface and a high-grade gold-copper core, which has the potential to be developed as a high tonnage, long life mining operation. Caspiche has the following mineral resources[1]:

	Tonnes (Mt)	Au (g/t)	Contained Au (Moz)	Cu (%)	Contained Cu (Blbs)	Ag (g/t)	Contained Ag (Moz)
Measured & Indicated	1,403.6	0.51	23.0	0.19	5.9	1.20	54.2
Inferred	198.1	0.29	1.8	0.12	0.5	0.91	5.8



Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

"The Caspiche project is located in the heart of Chile's northern mining district," said David Garofalo, President and Chief Executive Officer. "With the acquisition of Caspiche and 50% of Cerro Casale, we envisage the two deposits being jointly advanced with Barrick, similar to our existing arrangement with Teck Resources at NuevaUnión. This joint venture structure with Barrick has the potential to allow us to consolidate infrastructure to reduce costs, reduce the environmental footprint and provide increased returns compared to two standalone projects. With our combined technical and financial strength, we see significant potential to increase net asset value per share and deliver value for all partners and stakeholders."

The Arrangement has been unanimously approved by the boards of directors of Goldcorp and Exeter and will be subject to, among other things, the favourable vote of 66 2/3% of the holders of Exeter shares at a special meeting of Exeter shareholders to be held no later than May 31, 2017, receipt of all necessary regulatory and court approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Exeter and Cerro Casale transactions are not conditional on the completion of the other.

The Arrangement Agreement includes customary deal protection provisions. Exeter has agreed not to solicit any alternative transactions and, in certain circumstances, to pay Goldcorp a termination fee equal to $8.65 million in the event that the Arrangement is not completed. Exeter has also provided Goldcorp with certain other customary rights, including a right to match competing offers. Closing of the transaction is expected to occur no later than June 30, 2017.

All of the directors and officers of Exeter, representing approximately 8.4% of Exeter's outstanding shares have entered into voting support arrangements with Goldcorp under which they have agreed to vote in favour of the Arrangement. Scotiabank and Paradigm Capital Inc., have provided opinions to the Exeter Board of Directors and the special committee of independent directors of Exeter, respectively, that as of the date of such opinions and subject to the assumptions, limitations, and qualifications stated in such opinions, the consideration to be received by the Exeter shareholders under the transaction is fair, from a financial point of view, to the Exeter shareholders (other than Goldcorp and its affiliates).

Advisors and Counsel

Goldcorp's financial advisor is TD Securities and its legal advisors are Cassels Brock & Blackwell LLP in Canada, Neal, Gerber & Eisenberg LLP in the United States and Cariola Díez Pérez-Cotapos in Chile.



GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Exeter shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Exeter with securities regulatory authorities in Canada when they become available because they will contain important information. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com and on EDGAR at www.sec.gov. This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United State Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The scientific and technical information contained in this news release has been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person under National Instrument 43-101 ("NI 43-101").

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

[1] The mineral resource estimate for Caspiche has been derived from Exeter’s technical report entitled “Amended NI 43-101 Technical Report on the Caspiche Project” dated December 19, 2014, a copy of which is available on Exeter’s website at (figures have been rounded): http://exeterresource.com/site/wp-content/uploads/2013/07/Exeter_TR_Caspiche_Dec_2014.pdf

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Exeter to Goldcorp, the number of Goldcorp shares to be issued, timing and anticipated receipt of regulatory and shareholder approvals for the Arrangement, the ability of the parties to satisfy conditions of and to complete the Arrangement within the times specified, the development of the Caspiche project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible



GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” , “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure to obtain the necessary shareholder, court, regulatory and other third party approvals required in order to proceed with the transaction; the benefits expected from the Arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

INVESTOR CONTACT
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Telephone: (604) 696-3050
E-mail: media@goldcorp.com
www.goldcorp.com